UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Tost Beverages, Inc.

Legal status of Issuer:

　　Form:

　　Corporation

　　Jurisdiction of Incorporation/Organization:

　　Delaware

　　Date of Organization:

　　December 3, 2021

Physical Address of Issuer:

5138 Main Street, Manchester Center, VT 05255

Website of Issuer:

https://tostbeverages.com/

Current Number of Employees:
0

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$1,464,822.88	$503,717
Cash & Cash Equivalents	$486,599.64	$39,901
Accounts Receivable	$144,927.24	$98,529
Short-term Debt	$522,935.86	$198,432
Long-term Debt	$786,138.00	$222,000
Revenues/Sales	$2,391,450.07	$760,581
Cost of Goods Sold *	$930,129.07	$529,465
Taxes Paid	0	0
Net Income	$72,482.09	($193,179)

"cost of revenues" in financials



April 28, 2022

FORM C-AR

TOST BEVERAGES, INC.

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Tost Beverages, Inc., a Delaware corporation ("**Tost,**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://tostbeverages.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Tost Beverages, Inc., a Delaware corporation, is a sparkling non-alcoholic beverage provider. It entered into an Agreement and Plan of Merger with Toast Beverages LLC, a New York limited liability company on or about December 27, 2021 (the "**Merger**"). The Merger became effective at 11:59pm on December 31, 2021 (the "**Effective Time**") following the filing of a certificate of merger complying with Section 264 of the Delaware General Corporation Law and a certificate of merger complying with Section 1003 of the New York Limited Liability Company Law. Under the Merger, the separate limited liability company existence of Toast Beverages LLC ceased, and Tost Beverages, Inc. continues as the surviving corporation and, from the Effective Time: (i) all the properties, rights, privileges, immunities, powers and franchises of Toast Beverages LLC shall vest in Tost Beverages, Inc., as the surviving corporation, and (ii) all debts, liabilities, obligations and duties of Toast Beverages LLC shall become the debts, liabilities, obligations and duties of Tost Beverages, Inc., as the surviving corporation.

The Company is located at 5138 Main Street, Manchester Center, VT 05255.

The Company's website is https://tostbeverages.com/.

The Company conducts business in in all 50 states and internationally via importers to Canada, Korea, Australia, Netherlands, Belgium, France and Austria.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/tost.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected. The company sells its products to retailers, and hospitality venues that can be adversely effected by a crises resulting in decreased sales. Further, disruptions in the supply chain due to unforeseen events could result in the inability to produce product resulting in significant negative effects on the ability of the company to operate.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company has an outstanding Economic Injury Disaster Loan (EIDL) that is secured debt.

On May 22, 2020 the Company entered into a loan agreement with the U.S. Small Business Association for a COVID-19 Economic Injury Disaster Loan (the "**EIDL Loan**") with a principal amount of $100,100. Interest accrues at the rate of 3.75% per annum. Monthly installment payments, including principal and interest, begin twelve months from the date of the promissory note, and the balance of principal and interest will be payable thirty years from the date of the promissory note. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. As of December 31, 2020, the outstanding balance of the EIDL Loan is $103,100.

The EIDL Loan is secured with a continuing security interest in all of the Company's tangible and intangible personal property now owned or hereafter acquired, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software, (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code, and (l) all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto. The terms of the EIDL Loan provide that upon any event of default, the SBA may (i) declare all or any portion of the EIDL Loan to be immediately due and payable, (ii) take possession of any Collateral or (iii) sell, lease or dispose of any Collateral. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. Any breach, default or violation of the EIDL Loan, or any exercise or execution of the security interest, may adversely affect our business operations and financial condition.

The Company granted a separate security interest in certain of its assets to Gourmet Growth LLC.

The Company entered into a Production Run Sale Agreement with Gourmet Growth LLC ("GG"), whereby the Company may request that Gourmet Growth LLC ("**GG**") acquire certain goods for Company from those manufacturers, processors, packers or suppliers identified by Company and then for GG to sell such goods to Company. In addition, the agreement also permits the Company to sell to GG, and GG to buy from Company, certain invoices to third parties that are owned by Company, and which are unrelated to the goods purchased by GG and sold to Company under the Agreement. Further, the Company's payment obligation under the agreement is secured by certain assets of the Company. Specifically, the Company has granted to GG a security interest in all of its currently owned or hereafter acquired accounts, inventory, general intangibles and bank accounts. This agreement may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay its indebtedness under the Agreement thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. Any breach, default or violation of the agreement may adversely affect our business operations and financial condition.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailer.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Brooks Addington, a Director and our CEO, and Mark Hyatt, our Chief Marketing Officer. The Company has or intends to enter into employment agreements with Mark Hyatt however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Brooks Addington or Mark Hyatt could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.

We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We may encounter difficulties in maintaining relationships with suppliers, distributors and customers

Our business success is, dependent, in part, on our ability to maintain, grow, and we cannot guarantee any current relationships with our suppliers, distributors, partners, customers, or any other entity or individual selling our products on a consumer-facing platform. We define "platform" as any physical or digital intermediary through which our products are sold, including, but not limited to, retail and marketplace websites and physical retail stores. We cannot predict the financial health of our customers or other platforms through which our products are sold, and, consequently, the maintenance of our current and/or future relationships cannot be guaranteed. The loss of one or more a customer accounts could significantly negatively impact our business.

We source certain packaging materials, such as bottles, six-pack carriers, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We rely on third-party suppliers to provide basic ingredients for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate production of our products, or from whom we acquire such items, do not provide ingredients or packaging components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredient subsystem.

The Company is vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The Company purchases large quantities of raw materials, including ingredients such as organic blue agave, white tea, white cranberry, and ginger. Costs of ingredients and packaging, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand, and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to the Companies' customers are a delivered price. Therefore, changes in the Company's input costs could impact their gross margins. Their ability to pass along higher costs through price increases to their customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which the Company competes. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect the Company's results of operations. The Company buys from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond the Company's control. The Company does not have long-term contracts with many of their suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase their costs and disrupt their operation.

Our products rely on independent certification that they are gluten-free or Kosher.

We rely on independent certification of our Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose its gluten-free certifications if our raw material suppliers los their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

We face competition from other companies that produce non-alcoholic sparkling beverage products, and other alternative products with similar benefits, make-up, and general likeness as our products.

Competition in our industry, specifically, the production, sale, marketing, and distribution of beverage products is vigorous, with a large number of businesses engaged in this industry. Many of our competitors have established reputations for successfully developing and marketing their products, including their own versions of non-alcoholic sparkling beverages that incorporate the same or similar ingredients as our products, including other alternative ingredients that are widely recognized as providing similar benefits to our ingredients. In addition, many of our competitors have greater financial, managerial and technical resources than we do. If we are not successful in competing in these markets, we may not be able to attain our business objectives.

Consolidation among the retail grocery and foodservice industries may hurt profit margins.

Over the past several years, the retail grocery and foodservice industries have undergone significant consolidations and mass merchandisers are gaining market share. As this trend continues and such customers grow larger, they may seek lower pricing or increased promotional pricing from suppliers since they represent more volume. As a result, our profit margins as a grocery and foodservice supplier may be negatively impacted. In the event of consolidation if the surviving entity is not a customer, we may lose key business once held with the acquired retailer.

Our inability to successfully manage the price gap between our private-label products and those of our branded competitors may adversely affect our results of operation.

Competitors' branded products could have an advantage over our private label products primarily due to advertising and name recognition. When branded competitors focus on price and promotion, the environment for private label products becomes more challenging because the price gaps between private label and branded products can become less meaningful. At the retail level, private label products sell at a discount to those of branded competitors. If branded competitors continue to reduce the price of their products, the price of branded products offered to consumers may approximate or be lower than the prices of our private label products. Further, promotional activities by branded competitors such as temporary price rollbacks, buy-one-get-one-free offerings and coupons have the effect of price decreases. Price decreases taken by competitors could result in a decline in the Company's sales volumes.

We rely upon a limited number of product offerings.

The majority of the products that we have sold through December 31, 2020, have been based on our brand. A decline in the market demand for our products and generally in the market would have a significant adverse impact on us.

We may be unable to anticipate changes in consumer preferences and trends, which could result in decreased demand for our products.

Our success depends in part on our ability to anticipate the tastes and eating habits of consumers and to offer products that appeal to their preferences. Consumer preferences change from time to time and can be affected by a number of different and unexpected trends. Our failure to anticipate, identify or react quickly to these changes and trends, and to introduce new and improved products on a timely basis, could result in reduced demand for our products, which would in turn cause our revenues and profitability to suffer. Similarly, demand for our products could be affected by consumer concerns regarding the health effects of nutrients or ingredients such as trans fats, sugar, processed wheat or other product attributes.

We are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints both domestically and abroad and our failure to comply with these laws, regulations and constraints could lead to the imposition of significant penalties or claims, which could harm our financial condition and operating results.

In both the U.S. and foreign markets, the formulation, manufacturing, packaging, labeling, distribution, sale and storage of our products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at the federal, state or local levels in the United States and at all levels of government in foreign jurisdictions. We are subject to regulation by one or more federal agencies including the U.S. Food and Drug Administration (FDA), the U.S. Federal Trade Commission, the U.S. Department of Agriculture (USDA), state and local authorities and foreign governmental agencies. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of product sales and may negatively impact the marketing of our products, resulting in significant loss of sales revenues. Our failure to comply with these current and new regulations could lead to the imposition of significant penalties or claims, limit the production or marketing of any non-compliant products or advertising and could negatively impact our business.

The conduct of our businesses, including the production, storage, distribution, sale, display, advertising, marketing, labeling, transportation and use of our products, as well as our health and safety practices, are subject to various laws and regulations administered by federal, state and local governmental agencies in the United States, as well as to laws and regulations administered by government entities and agencies outside the United States in markets in which our products may be made, manufactured, distributed or sold. Many of these laws and regulations may have differing or conflicting legal standards across the various markets where our products are made, manufactured, distributed or sold. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including, but not limited to, political, economic or social events. Such changes may include changes in: food and drug laws; laws related to product labeling, advertising and marketing practices; laws regarding the import or export of our products or ingredients used in our products; laws and programs aimed at reducing, restricting or eliminating ingredients or substances in, or attributes of, our products; laws and programs aimed at discouraging the consumption or altering the package or portion size of our products; increased regulatory scrutiny of, and increased litigation involving product claims and concerns regarding the effects on health of ingredients or substances in our products; state consumer protection laws; taxation requirements, including the imposition or proposed imposition of new or increased taxes or other limitations on the sale of our products; employment laws; privacy laws; laws regulating the price we may charge for our products.

New laws, regulations or governmental policy and their related interpretations, or changes in any of the foregoing, including taxes or other limitations on the sale of our products, ingredients or substances contained in our products or commodities used in the production of our products, may alter the environment in which we do business and, therefore, may increase our costs or liabilities or reduce demand for our products, which could adversely affect our business, financial condition or results of operations.

Governmental entities or agencies in jurisdictions where our products are made, manufactured, distributed or sold may also impose new labeling, product or production requirements, or other restrictions. If one jurisdiction imposes or proposes to impose new requirements or restrictions, other jurisdictions may follow and the requirements or restrictions, or proposed requirements or restrictions, may result in adverse publicity (whether or not valid). For example, if one jurisdiction imposes a specific labeling requirement or requires a specific warning on any product that contains certain ingredients or substances, other jurisdictions may react and impose restrictions on products containing the same ingredients or substances, which may result in adverse publicity or increased concerns about the health implications of consumption of such ingredients or substances in our products (whether or not valid). If consumer concerns, whether or not valid, about the health implications of consumption of ingredients or substances present in our products increase as a result of these studies, new scientific evidence, new labeling, product or production requirements or other restrictions, or for any other reason, including adverse publicity as a result of any of the foregoing, or if we are required to add warning labels to any of our products or place warnings in locations where our products are sold, demand for our products could decline, or we could be subject to lawsuits or new regulations that could affect sales of our products, any of which could adversely affect our business, financial condition or results of operations.

In addition, regulatory authorities under whose laws we operate may have enforcement powers that can subject us to actions such as product recall, seizure of products or other sanctions, which could have an adverse effect on our sales or damage our reputation. Suppliers, producers, distributors or other third parties with whom we do business could take actions, intentional or not, that violate these policies and procedures or applicable laws or regulations. Violations of these laws or regulations could subject us to criminal or civil enforcement actions, including fines, penalties, disgorgement of profits or activity restrictions, any of which could adversely affect our business, financial condition or results of operations.

As a food production company, all of the Company's products must be compliant with regulations by the Food and Drug Administration (FDA).

The Company must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing, and appropriate labeling of the products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that the Company's products could become non-compliant with the FDA's regulations and any such non-compliance could harm the business.

We rely on a third-party co-packer to manufacture our beverage products.

We are subject to all of the risks inherent in relying upon a third party for the manufacture, distribution and labeling of its products, including the fact that the manufacturer may have a limited number of facilities or resources. If anything were to happen to such third parties, including our supplier's business failure, our own business could be materially adversely affected. If our co-packer does not complete production timely and of acceptable quality or if the products are not delivered in a timely manner, our customers may cancel orders or refuse the products, which would adversely affect sales and profitability. Additionally, our co-packer is subject to risk, including labor disputes, union organizing activities, financial liquidity, inclement weather, natural disasters, pandemics, supply constraints, and general economic and political conditions that could limit their ability to timely provide us with acceptable products, which could disrupt our supply of finished goods, or require that we incur additional expense by providing financial accommodations to the co-packer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new co-pack arrangement with another provider. A new co-pack arrangement may not be available on terms as favorable to us as our existing co-pack arrangements, or at all. We do not have a contract with our co-packer, which can discontinue providing our products at any time. The success of our business depends, in part, on maintaining a strong sourcing and manufacturing platform. We believe that there are a limited number of competent, high-quality co-packers in the industry, and if we were required to obtain alternative or additional co-packing agreements or arrangements in the future, you have no assurance that we would be able to do so on satisfactory terms or in a timely manner. Our inability to continue or to enter into satisfactory co-packing agreements could limit our ability to implement our business plan or meet customer demand.

The Company depends on the performance of distributors to sell its product to end users.

The Company distributes its products through direct to consumer as well as to independent distributors for distribution to retail locations such as grocery and specialty stores and restaurants. Although we currently have a few wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all. Our distributors often represent competing brands and are to varying degrees influenced by their continued business relationships with competitors. Our business, financial condition and results of operations could be adversely affected if our products prove to be less attractive to our existing distributors, if we fail to attract additional distributors, or if our distributors do not market and promote our products above the products of our competitors.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

Our supply chain and retail sales may be adversely impacted due to the COVID-19 outbreak.

Continued concerns relating to COVID-19 have resulted in significant governmental measures being implemented to control the spread of the virus, including, among others, restrictions on manufacturing and the movement of employees in many regions of the country. As a result of COVID-19 and the measures designed to contain the spread of the virus, our third-party manufacturers may not have the materials, capacity, or capability to manufacture our products according to our schedule and specifications. If our third party manufacturers' operations are curtailed, we may need to seek alternate manufacturing sources, which may be more expensive. Alternate sources may not be available or may result in delays in shipments to us from our supply chain and subsequently to our customers, each of which would affect our results of operations. While the disruptions and restrictions on the ability to travel, quarantines, and temporary closures of the facilities of our third-party manufacturers and suppliers, as well as general limitations on movement in the region are expected to be temporary, the duration of the production and supply chain disruption, and related financial impact, cannot be estimated at this time. Should the production and distribution closures continue for an extended period of time, the impact on our supply chain could have a material adverse effect on our results of operations and cash flows. The COVID-19 outbreak could also delay our release or delivery of new or product offerings or require us to make unexpected changes to such offerings, which may materially adversely affect our business and operating results. Finally, as a result of the governmental restrictions to control the spread of the COVID-19 outbreak, we have experienced, along with wholesale partner stores, store closures and a decrease in consumer traffic, which will have a material adverse effect on our results of operations. Our operating results could also continue to be adversely affected to the extent that the COVID-19 outbreak harms the economy in general. In addition, the COVID-19 outbreak could result in an economic downturn that could affect demand for our products and materially adversely affect our business, operating results, and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection**.**

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain materials in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business
The Company produces and sells a premium line of non-alcoholic sparkling beverages. All of the beverages are made with all-natural ingredients and are vegan, kosher and gluten free. The Company sells its products to retailers, premium grocers, restaurants, and directly to consumers. The Company works with distributors for placement into grocery stores. It provides wholesale pricing to premium grocers and restaurants. Additionally, we also operate a direct-to-consumer online sales platform.

Business Plan

The Company plans to expand its sales of wholesale non-alcoholic sparkling beverage products through its national distribution relationships as well as its core customer base of premium grocers and restaurants. The Company may also develop new flavors or products in the future. Finally, the Company intends to expand its direct-to-consumer sales through various advertising and marketing strategies.

The Company's Products and/or Services

Product / Service	Description	Current Market
TÖST	Non-alcoholic sparkling water made with white tea, white cranberry, and ginger. This product is offered in 750mL bottle and in a 4-pack of 12oz bottles.	Direct-to-consumer and wholesale to distributors.
TÖST Rose	Non-alcoholic sparkling water made with white tea ginger and elderberry	Direct-to-consumer and wholesale to distributors.

Competition
The Company's key competitors are other non-alcoholic beverage brands and sparkling water brands. The non-alcoholic beverage space has grown substantially in the last several years and includes well-known brands such as Athletic Beer and Seedlip. In the sparkling water category, we compete with Le Croix, Spindrift, Polar and many others.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our go-to-market strategy targets and includes three main categories of customers: (i) networks of national and regional distributors, (ii) wholesale to premium grocers, restaurants and other retailers, and (iii) direct-to-consumer via our online platform. Our target consumers are between the ages of 16-45 and who lean towards healthier lifestyles.

Supply Chain

We obtain our produce and component packaging parts through a variety of sources, none of which we are dependent on. We work with preferred vendors on certain input items to obtain the lowest possible costs for our inputs, however we maintain multiple relationships across the supply chain to mitigate, to the extent possible, any risks associated with variations in price, availability, and/or quality of our component parts.

Intellectual Property

Application or Registration #	Mark	Goods/Services	File Date	Grant Date	Country
4218599	TÖST	carbonated and non-carbonated, non-alcoholic beverages comprised primarily of a blend of exotic fruit juices, herbs, spices, and also containing tea; carbonated and non-carbonated, non-alcoholic beverages comprised of a blend of exotic fruit juices, tea flavorings, herbs and spices	June 21, 2011	October 2, 2012	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Brooks Addington	Director and Chief Executive Officer	CEO of Toast Beverages LLC managing all aspects of the company from sales to operations to accounting. CEO since Feb 2017.	BA English writing 1994 Denison University
Mark Hyatt	Chief Marketing Officer	CMO of Toast Beverages LLC originating, planning and managing digital networks and marketing since May 2020. From August 2019 to February 2020, he was the Executive Producer of Givewith, LLC where he directed, produced and managed new media to the supported revenue model. From February 2019 to July 2019 he was the Executive Vice President of Task & Purpose where he consulted with sales team to produce additional revenue for the company. At CBS, from July 2018 to January 2019, he was an Executive Producer, creating, planning and producing vidoes that supported client relationships. Finally, he led creative and sales teams in a joint effort to produce new revenue for Mighty Networks from October 2015 to July 2018.	Dennis University, BA, 1992 Haas School of Business, MBA, 2008 Columbia School of Business, MBA, 2009

Indemnification

Indemnification is authorized by the Company to officers, directors, or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

The Company's certificate of incorporation provides, (i) "To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of, or repeal of this Article VII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment"; and (ii) The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. Any amendment, repeal or modification of this Article VII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification."

Employees

The Company does not currently have any employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The total number of shares of stock that the Company shall have authority to issue is 10,295,000 shares of common stock, $0.00001 par value per share ("Common Stock"), of which (i) 10,000,000 such shares are voting Common Stock and (ii) 295,000 such shares are designated non-voting CF Shadow Non-Voting Common Stock.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	6,433,872
Voting Rights	The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Except to the extent required by applicable law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of Common Stock of the Corporation representing a majority of the votes represented by all outstanding shares of Common Stock of the Corporation, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporate Law.
Anti-Dilution Rights	No
Other Rights	The holders of the Common Stock are entitled to all dividend and liquidation rights to the extent permitted by applicable law and, except to the extent otherwise required by applicable law, shall possess exclusively all voting power with respect to the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more securities which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	92.6%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	SAFE
Face Value	$200,000
Voting Rights	N/A
Anti-Dilution Rights	N/A

Material Terms	Investment amount is increased as if it earned non-cumulative interest monthly at an annual rate of 6% for a period commencing on the Date of Issuance and ending on December 31, 2019. Valuation cap of $4,000,000. Discount of 15%. Upon the sale of company securities in which the company receives gross proceeds of not less than $1,500,000, the SAFEs will convert into either the units of equity securities sold in the transaction or units of shadow equity securities. If no such financing occurs or no certain corporation transaction occurs, in each instance prior to December 31, 2021, then the SAFE will automatically convert into the applicable security of the Company thereon.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon exercise, the Securities may be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.6%

Type	Crowd SAFE (Simple Agreement for Future Equity)
Face Value	$361,438
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Upon a sale, or series of related sales, by the Company of equity securities in the Company for which the Company receives gross proceeds of not less than $1,000,000.00, the Company may elect to convert the Crowd SAFEs into a Shadow Series of equity securities in the Company bearing a $12,000,000 valuation cap.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	2.8%

*This amount includes the fee of 2.0% of the SAFEs issued due to the intermediary for the offering.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Economic Injury Disaster Loan - SBA Loan
Amount Outstanding	$202,700
Interest Rate and Amortization Schedule	3.75% per annum; The balance of principal and interest will be payable 30 years from the date of the promissory note
Description of Collateral	All tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.
Other Material Terms	Monthly Installment payments, including principal and interest, begin twelve months from the date of the promissory note. The Company must use all the proceeds of the loan solely as working capital to alleviate economic injury caused by disaster occurring in the month of January 31, 2020 and continuing thereafter, The Company is prohibited from selling, leasing, licensing or otherwise transferring (including by granting security interests, liens, or other encumbrances in) all or any part of the Collateral or Company's interest in the Collateral without the SBA's prior written approval.
Maturity Date	May 22, 2050

Type	Product Run Sale Agreement
Name of Creditor	Ampla Capital, LLC (f/k/a Gourmet Growth LLC)
Amount Outstanding	$423,000

Interest Rate and Amortization Schedule	1.3% monthly, accrued daily
Description of Collateral	Security interest in all of the Company's now owned or hereafter acquired accounts, inventory, general intangibles and bank accounts (the "Collateral")
Other Material Terms	Validity guarantee by Brooks Addington
Maturity Date	120 days from the date of applicable invoice

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Brooks Addington	2,649,645 shares of Common Stock	41.18%

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$970,450	$81,748	Partnership filing; no entity-level tax payment

Operations

Tost Beverages, Inc., a Delaware corporation, is a sparkling non-alcoholic beverage provider. It entered into an Agreement and Plan of Merger with Toast Beverages LLC, a New York limited liability company on or about December 27, 2021 (the "**Merger**"). The Merger became effective at 11:59pm on December 31, 2021 (the "**Effective Time**") following the filing of a certificate of merger complying with Section 264 of the Delaware General Corporation Law and a certificate of merger complying with Section 1003 of the New York Limited Liability Company Law. Under the Merger, the separate limited liability company existence of Toast Beverages LLC ceased, and Tost Beverages, Inc. continues as the surviving corporation and, from the Effective Time: (i) all the properties, rights, privileges, immunities, powers and franchises of Toast Beverages LLC shall vest in Tost Beverages, Inc., as the surviving corporation, and (ii) all debts, liabilities, obligations and duties of Toast Beverages LLC shall become the debts, liabilities, obligations and duties of Tost Beverages, Inc., as the surviving corporation.

Liquidity and Capital Resources

On October 1, 2021, the Company closed an offering pursuant to Regulation CF and raised $361,438.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

Tost Beverages, Inc., a Delaware corporation, is a sparkling non-alcoholic beverage provider. It entered into an Agreement and Plan of Merger with Toast Beverages LLC, a New York limited liability company on or about December 27, 2021 (the "**Merger**"). The Merger became effective at 11:59pm on December 31, 2021 (the "**Effective Time**") following the filing of a certificate of merger complying with Section 264 of the Delaware General Corporation Law and a certificate of merger complying with Section 1003 of the New York Limited Liability Company Law. Under the Merger, the separate limited liability company existence of Toast Beverages LLC ceased, and Tost Beverages, Inc. continues as the surviving corporation and, from the Effective Time: (i) all the properties, rights, privileges, immunities, powers and franchises of Toast Beverages LLC shall vest in Tost Beverages, Inc., as the surviving corporation, and (ii) all debts, liabilities, obligations and duties of Toast Beverages LLC shall become the debts, liabilities, obligations and duties of Tost Beverages, Inc., as the surviving corporation.

All of the Units of the Toast Beverages LLC issued and outstanding immediately prior to the Effective Time (the "**Company Membership Interest Units**") were converted into the right to receive, in the aggregate, five (5) validly issued, fully paid and non-assessable shares of Common Stock, par value $0.00001 per share, of Tost Beverages, Inc. (the "**Surviving Corporation Common Stock**"), subject to rounding in the event of fractional shares in accordance with <u>Section 6(c)</u>. The Surviving Corporation Common Stock shall be allocated to the members of the Company in proportion to their membership interests as of immediately prior to the Effective Time. Any other equity in or of the Toast Beverages LLC that is owned by Tost Beverages, Inc. or the members of Toast Beverages LLC or otherwise deemed to be held by Toast Beverages LLC (as unissued equity or otherwise) will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor; <u>provided</u>, that, for the avoidance of doubt, the foregoing shall not apply to any Simple Agreement for Future Equity (SAFE) issued by the Toast Beverages LLC prior to the Effective Time, which such Simple Agreements for Future Equity shall survive the Merger and become an obligation of the Tost Beverages, Inc. after the Effective Time. Each share of capital stock of Tost Beverages, Inc. issued and outstanding immediately prior to the Effective Time shall be cancelled and retired and will cease to exist following the consummation of the Merger, with no consideration delivered or exchanged therefore.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	n/a	6,433,872	n/a	December 31, 2021	Section 4(a)(2)
Crowd SAFE**	$361,438***	361,438 face value of SAFEs	Working Capital, Outsourced sales team, Marketing, advertising, tradeshows, Salaries for key employees	October 21, 2021	Reg CF

** The Crowd SAFEs survived the Merger and became an obligation of the Company after the Effective Time.
*** This amount includes the fee of 2.0% of the SAFEs issued due to the intermediary for the offering.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: the Company issued 2,649,469 shares of common stock to Brooks Addington and 195,000 shares of common stock to Mark Hyatt.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Brooks Addington   *Brooks Addington*

(Signature)

Brooks Addington

(Name)

Chief Executive Officer

(Title)

04 / 28 / 2022

(Date)

I, Brooks Addington, the Chief Executive Officer of Tost Beverages, Inc. certify that the financial statements of Toast Beverages LLC, included in this Form are true and complete in all material respects.

/s/ Brooks Addington   *Brooks Addington*

(Signature)

Brooks Addington

(Name)

Chief Executive Officer

(Title)

04 / 28 / 2022

(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Brooks Addington   *Brooks Addington*

(Signature)

Brooks Addington

(Name)

Director

(Title)

04 / 28 / 2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

TOST BEVERAGES, INC.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Ampla Factor Payable	0.00
M&T Bank	0.00
Main Checking	483,217.68
PayPal Bank	3,381.96
Production Run Account	0.00
Total Bank Accounts	**$486,599.64**
Accounts Receivable	
Accounts Receivable	144,927.24
Total Accounts Receivable	**$144,927.24**
Other Current Assets	
Accounts Receivable - Offset	0.00
Due from Ampla	0.00
Inventory Asset	13,075.64
Finished Goods	312,660.83
Raw Materials	462,236.49
Total Inventory Asset	**787,972.96**
Inventory in Transit	-0.16
Pass thru Due	2,839.52
Undeposited Funds	100.68
Total Other Current Assets	**$790,913.00**
Total Current Assets	**$1,422,439.88**
Other Assets	
Prepaid Wages	42,383.00
Total Other Assets	**$42,383.00**
TOTAL ASSETS	**$1,464,822.88**

LIABILITIES AND EQUITY

  Liabilities

   Current Liabilities

    Accounts Payable

	TOTAL
Accounts Payable	104,301.15
Total Accounts Payable	**$104,301.15**
Credit Cards	
American Express 2005	18,861.11
Total Credit Cards	**$18,861.11**
Other Current Liabilities	
Accounts Payable - Offset	0.00
Ampla Factor liability	399,773.60
Due to Baehr	0.00
Due to Daniele	0.00
Due to David Podolsky	0.00
Due to Faso	0.00
Gourmet Factor Payable	0.00
Total Other Current Liabilities	**$399,773.60**
Total Current Liabilities	**$522,935.86**
Long-Term Liabilities	
Anthony Manzella- SAFE	25,000.00
Accrued Interest	2,750.00
Total Anthony Manzella- SAFE	**27,750.00**
Loan Payable-SBA-1	103,000.00
Loan Payable-SBA-2	99,700.00
Long Term Liability/Loans	0.00
Nicole Mills- SAFE	25,000.00
Accrued Interest	2,750.00
Total Nicole Mills- SAFE	**27,750.00**
Republic-SAFE	361,438.00
Rick Baehr- SAFE	50,000.00
Accrued Interest	5,500.00
Total Rick Baehr- SAFE	**55,500.00**
Ross Jannotta- SAFE	100,000.00
Accrued Interesst	11,000.00
Total Ross Jannotta- SAFE	**111,000.00**
Total Long-Term Liabilities	**$786,138.00**
Total Liabilities	**$1,309,073.86**
Equity	
Alfred Portale Member 11 Equity	0.00
Equity - Baehr	35,375.85
Equity - Barstow	-2,211.62
Equity - Bronstein	-1,439.43
Equity - Cook	-114.93
Equity - Delorey	8,675.37
Equity - Hyatt	39,000.00
Equity - Jayes	0.00

	TOTAL
Equity - Kearns	2,300.58
Equity - Norton	21,095.00
Equity - Podolsky	0.00
Equity - Portale	1,591.98
Equity - Ritz	1,665.97
Equity - Semmelroggen	-1,308.05
Equity - Trocchio	-499.66
Equity- Baer	-7,616.54
Equity- Brooks	230,106.42
Equity- Center	77.43
Equity- Daniele	10,806.09
Equity- Joe Faso	-104,213.79
Equity- Manzella	6,308.37
Equity- Mills	23,840.00
Equity-Elinor Jannotta	125,000.00
Joe Faso Member 1 Draws	0.00
Joe Faso Member 1 Equity	0.00
Member 2 Equity- David Podolsky	0.00
Member 3 - Rick Baehr	0.00
Member 4 - Equity Frank Daniele	0.00
Member 7 Equity - Janna Ritz	0.00
Member 9 Equity - Tom Cook	0.00
Member Alfred Portale	0.00
Member Brooks Addington	0.00
Member David Baer	0.00
Member Equity Susan Center	0.00
Member Equity8-Elizabeth Kearns	0.00
Member Thomas Barstow	0.00
Member10Equity-Robin Bronstein	0.00
Member11 Robert Trocchio Equity	0.00
Member5 Equity-Anthony Manzella	0.00
Member6Equity-Gerd Semmelroggen	0.00
Opening Balance Equity	0.00
Retained Earnings	-305,172.11
Net Income	72,482.09
Total Equity	**$155,749.02**
TOTAL LIABILITIES AND EQUITY	**$1,464,822.88**

TOST BEVERAGES, INC.

Profit and Loss
January - December 2021

	TOTAL
Income	
Customer Discount	-50,589.84
Distributor Fees	-5,532.92
Sales	1,814,514.95
Services	1,287.11
Shipping Income	17,480.00
Web Sales	
Other Web Sales	122,886.49
PayPal Sales	62,266.30
Tost Website Sales	429,137.98
Total Web Sales	**614,290.77**
Total Income	**$2,391,450.07**
Cost of Goods Sold	
*Cost of Goods Sold	508,363.40
Cost of Goods Sold	430,843.39
Bottling & Packaging	3,536.40
Build	-66,848.98
Freight and Shipping Costs	153,461.41
Ingredients	-0.89
Total Web Sales COGS	2,058.13
Goody Fees	100.00
Other Web Sales	53,257.00
Retail Web Sales	113,614.51
Tost Web Site Cost of Goods	
Boxes and Cartons	50,276.44
Product Movement	24,688.79
Shipping and Fullfilment	990.00
Other	13,941.90
Retail	150,210.97
Total Shipping and Fullfilment	**165,142.87**
Total Tost Web Site Cost of Goods	**240,108.10**
Total Total Web Sales COGS	**409,137.74**
Total Cost of Goods Sold	**930,129.07**
Freight & Delivery	-14,133.46
Inventory Shrinkage	-29,278.79
Pod Foods Commission	7,623.44
Purchases	3,578.26
Total Cost of Goods Sold	**$1,406,281.92**
GROSS PROFIT	**$985,168.15**

	TOTAL
Expenses	
Advertising	15,975.06
Admin Processing	11,043.78
Advertising Ads	34,519.30
Free-Fills	46,688.52
Market Research R & D	373.65
Marketing	116,793.31
Promotional Product	30,720.18
Tastings & Promotions	6,234.45
Trade Shows	10,655.00
Total Advertising	**273,003.25**
Bank and Payment Fees	8.00
Gourmet Growth Fees	36,518.41
PayPal Fees	3,391.84
QuickBooks Payments Fees	8,293.17
Total Bank and Payment Fees	**48,211.42**
Development Costs	6,936.85
Sample product Cost	1,587.14
Total Development Costs	**8,523.99**
Office Expense	11,945.44
Administration	5,039.30
Bank Service Charges	492.84
Computer and Internet Expenses	10,573.81
Donation	3,495.00
Dues and Subscriptions	398.00
Insurance Expense	6,339.66
Office Supplies	8,756.82
Web Design	1,527.50
Total Office Expense	**48,568.37**
Office/General Administrative Expenses	150.00
Payroll and Benefits	311,336.00
Health Insurance	7,771.48
Payroll Process Fee	651.70
Payroll Taxes	28,255.29
Workers Comp Insurance	882.48
Total Payroll and Benefits	**348,896.95**
Professional Fees	49,655.75
Legal & Professional Fees	41,736.05
Total Professional Fees	**91,391.80**
Rent Expense	
Office Rent	4,991.00
Warehouse Rent	16,981.98
Total Rent Expense	**21,972.98**
Sales Expense and Commissions	30,565.69
Billbacks	7,852.34
Total Sales Expense and Commissions	**38,418.03**

	TOTAL
Travel Expense	86.00
Airfare	758.30
Auto Expense	1,284.64
Meals	122.95
Meals and Entertainment	962.88
Total Travel Expense	**3,214.77**
Total Expenses	**$882,351.56**
NET OPERATING INCOME	**$102,816.59**
Other Expenses	
Bad Debt	452.77
Escrow Fees-Republic	2,828.23
NYS Tax	175.00
Reconciliation Discrepancies-1	0.00
Republic Commission	21,686.28
SAFE Registration with SEC & States	165.00
Stripe Fee-Republic	5,027.22
Total Other Expenses	**$30,334.50**
NET OTHER INCOME	**$ -30,334.50**
NET INCOME	**$72,482.09**